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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549									OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response . . . . . . . . . 4.47
FORM 144									SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933									DOCUMENT SEQUENCE NO.
CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a)	NAME OF ISSUER (Please type or print) PHOTONIC PRODUCTS GROUP, INC.			(b)	IRS IDENT. NO. 22-2003247	(c)	S.E.C. FILE NO. 0-11668		WORK LOCATION

1 (d)	ADDRESS OF ISSUER	STREET 181 LEGRAND AVE.,			CITY NORTHVALE,		STATE NJ	ZIP CODE 07647	(e) TELEPHONE NO.
									AREA CODE	NUMBER
									201	767-1910
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD DANIEL LEHRFELD	(b)	IRS IDENT. NO.	(c)	RELATIONSHIP TO ISSUER OFFICER	(d)	ADDRESS STREET 34 GREENWOOD DR.,	CITY NEW CITY,	STATE NY	ZIP CODE 10956

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INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of	Name and Address of Each Broker Through Whom the Securities are to		Number of Shares or Other Units	Aggregate Market	Number of Shares or Other Units	Approximate Date of Sale	Name of Each Securities Exchange
Securities To Be Sold	be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	To Be Sold (See instr. 3(c))	Value (See instr. 3(d))	Outstanding (See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))
COMMON	FIRST CLEARING, LLC 10700 WHEAT FIRST DRIVE P.O. BOX 6600 GLEN ALLEN, VA. 23058-6600		72,000	93,600	7,847,474	11-24-06

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-04)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	9/20/00	EXERCISE OF STOCK OPTION GRANT	PHOTONIC PRODUCTS GROUP, INC.	28,000	9/20/00	CASH/CHECK
	5/00-5/06	RECEIPT OF STOCK DIVIDENDS ON CLASS “B” PREFERRED	PHOTONIC PRODUCTS GROUP, INC.	24,000	4/20/01	STOCK DIVIDENDS (ANNUAL) PAID TO ME
	APPROX 11/30/06	SIMULTANEOUS EXERCISE AND SALE OF STOCK OPTION GRANT	PHOTONIC PRODUCTS GROUP, INC.	30,000	11/30/06	CASH/CHECK

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

November 21, 2006	Daniel Lehrfeld
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-04)

RULE 144 CUSTOMER REPRESENTATION LETTER

First Clearing, LLC	Date: 11/21/2006 (mm/dd/yyyy)

10700 Wheat First Drive

Post Office Box 6600

Glen Allen, Virginia 23058-6600

Ladies and Gentlemen:

In connection with my request that you attempt to sell for my account pursuant to Rule 144 of the Securities and Exchange Commission under the Securities Act of 1933, 52,800 shares of the common stock of Photonic Products Group, Inc. (the “Company”), I represent to you that:

1.                  If the securities are considered “restricted” under Rule 144, at least one year has elapsed since I acquired the securities from the Company. If I purchased the securities, they have been fully paid for at least one year.

2.                  I have provided you with a Form 144 Notice of Proposed Sale of Securities pursuant to Rule 144, filed electronically by me with the SEC before you place any order to sell. All statements that I have made and information on the form are true and correct in all respects.

3.                  I will not make any payment except to you in connection with the execution of an order to sell, and you will receive from me normal brokers’ commission. (1% of proceeds)

4.                  I have not directly or indirectly pursued orders to buy in connection with the proposed sale, and I will not do so.

5.                  I do not intend to sell additional securities of the same class through any other means, either individually or as part of a group.

6.                  During the past three months, the amount of securities of the same class sold by all “persons,” as defined in Rule 144, whose sales are required to be taken into consideration was zero. This amount does not exceed the greater of either (a) or (b) below:

a.                  One percent (1%) of the total outstanding class of shares of the Company’s stock.

b.                 The average weekly trading volume of the Company’s stock on all national securities exchanges (Nasdaq included) during the four weeks preceding the filing of my Form 144 notice with the SEC.

7.                  I believe that the Company has complied with the reporting requirements of Rule 144.

8.                  I understand that the transfer agent’s delay in transferring the securities may delay the payment of the proceeds of the sale.

9.                  I consent to First Clearing, LLC communicating and conferring with the Company, its attorney, and its transfer agent in connection with my order, and I understand that the proceeds of sale may not be paid until the securities have been transferred into the name of First Clearing, LLC.

10.            I understand that in effecting the sale of securities in this manner, you are relying on the truth and accuracy of the information in this letter and in my Form 144 notice. I agree to indemnify and hold harmless you and your affiliates, including your respective officers, directors, employees, agents and assigns, against any claims (including legal fees) incurred by you or your affiliates arising out of the sale and transfer of the securities.

	/s/ William Brucker	/s/ Daniel Lehrfeld
(APPROVED)	PHOTONIC PRODUCTS GROUP,	Signature CEO/PRESIDENT
	INSIDER TRADING COMPLIANCE OFFICER	PHOTONIC PRODUCTS GROUP, INC.

PCKC 6901-0107
Account Number